EXHIBIT 99.1

HEXO Corp. Files Restated Financial Statements

OTTAWA, Jan. 02, 2020 (GLOBE NEWSWIRE) -- HEXO Corp. (“HEXO” or the “Company”) (TSX: HEXO; NYSE: HEXO) today announced it has completed the filing of its restated audited annual consolidated financial statements for the fiscal year ended July 31, 2019 (the “Restated Annual Financial Statements”) and corresponding amended management’s discussion and analysis, and its restated interim condensed consolidated financial statements for the three-month period ended October 31, 2019 (the “Restated Interim Financial Statements”) and corresponding amended management’s discussion and analysis.

As contemplated in the Notice to Reader included in the Company’s previously filed interim financial statements for the three-month period ended October 31, 2019, the Restated Annual Financial Statements were filed to correct identified errors in the Company’s previously filed financial statements for the fiscal year ended July 31, 2019, in which the deferred tax liability was overstated as at July 31, 2019, as it was not offset by a deferred tax asset relating to a tax loss generated in one subsidiary against a deferred tax liability generated by a separate subsidiary. Due to the two tax positions existing in two separate entities, the Company’s original position was that they could not offset or reduce one another. The applicable subsidiaries were amalgamated on August 1, 2019. The correction of this error resulted in a reduction of the deferred tax liability and deficit by $14.3 million as at July 31, 2019.  Additionally, net loss for the year ended July 31, 2019 was overstated by $14.3 million.

In assessing the financial impact of subsequent events for the restatement, the Company has also adjusted its audited annual consolidated financial statements for the fiscal year ended July 31, 2019 for the estimated fair market value of its cannabis trim based inventory due to new and available third-party information, resulting in an increased impairment on inventory of $2.4 million. The inventory impairment resulted in a $2.4 million reduction of the impairment loss on inventory for the interim financial statements for the three months ended October 31, 2019.

The Restated Annual Financial Statements, Restated Interim Financial Statements and corresponding amended management’s discussion and analysis are or will be available on SEDAR at www.sedar.com and copies of the Supplement and the Registration Statement are or will be available on EDGAR at www.sec.gov.

About HEXO
HEXO Corp. is an award-winning consumer packaged goods cannabis company that creates and distributes innovative products to serve the global cannabis market. Through its hub and spoke business strategy, HEXO Corp. is partnering with Fortune 500 companies, bringing its brand value, cannabinoid isolation technology, licensed infrastructure and regulatory expertise to established companies, leveraging their distribution networks and capacity. As one of the largest licensed cannabis companies in Canada, HEXO Corp. operates facilities in Ontario and Quebec. The Company is also expanding internationally and has a foothold in Greece to establish a Eurozone processing, production and distribution centre. The Company serves the Canadian adult-use markets under its HEXO Cannabis, Up Cannabis and Original Stash brands, and the medical market under HEXO medical cannabis. For more information please visit hexocorp.com.

Forward-Looking Statements
This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”) including statements regarding the Offering and its terms, timing, potential completion and the use of proceeds of the Offering as well as statements regarding the Company’s future business plans. Forward-looking statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these forward-looking statements, including that the Offering may not be completed on the terms indicated or at all, the Company may be unsuccessful in satisfying the conditions to closing of the Offering and the Company’s use of proceeds of the Offering may differ from those indicated. Forward-looking statements should not be read as guarantees of future performance or results. A more complete discussion of the risks and uncertainties facing the Company appears in the Base Shelf Prospectus and the Registration Statement and the Company’s most recent Annual Information Form and other continuous disclosure filings incorporated by reference in the Base Shelf Prospectus and the Registration Statement, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements as a result of new information or future events, or for any other reason.

Investor Relations:
Jennifer Smith
1-866-438-8429
invest@hexo.com
www.hexocorp.com

Media Relations:
(819) 317-0526
media@hexo.com